GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

GOLDCORP COMPLETES ACQUISITION OF ADDITIONAL INTEREST IN PROBE FROM AGNICO EAGLE

Vancouver, British Columbia, January 27, 2015 – GOLDCORP INC. **(TSX: G, NYSE: GG)** is pleased to announce that it has closed the previously announced purchase of 7,320,200 common shares of Probe Mines Limited ("Probe") (TSX-V: PRB) and 2,347,951 warrants to purchase common shares of Probe from Agnico Eagle Mines Limited ("Agnico") (TSX & NYSE: AEM) for cash consideration of C$5.00 per common share and C$2.90 per warrant for an aggregate purchase price of approximately C$43 million. Each warrant is exercisable to purchase one common share of Probe at a price of C$2.10 until May 28, 2015.

Goldcorp now owns 15,720,200 Probe shares and 2,347,951 warrants, representing beneficial ownership of 18,068,151 Probe shares, or 19.4% on a partially-diluted basis. Goldcorp intends to vote the purchased shares and any additional Probe shares acquired on the exercise of the warrants in favor of a resolution approving the Plan of Arrangement pursuant to which Goldcorp proposes to acquire all of the outstanding common shares of Probe (the "Arrangement"). If the proposed Arrangement is approved by the shareholders of Probe and all necessary court approvals are obtained, Goldcorp will acquire 100% of the issued and outstanding Probe shares. Please refer to Goldcorp's news release dated January 19, 2015 for additional details regarding the proposed acquisition by Goldcorp of all the issued and outstanding common shares of Probe.

A copy of the early warning report filed by Goldcorp in connection with the purchase of the Probe shares and warrants is available on the SEDAR website at www.sedar.com under Probe's profile or by contacting Goldcorp at the number shown below.

Acquisition of Probe

Under the proposed Arrangement, each common share of Probe not owned by Goldcorp will be exchanged for 0.1755 common shares of Goldcorp. In addition to the Goldcorp shares, shareholders of Probe will receive an interest in a new exploration company ("New Probe") which will own Probe's mineral properties in the Ring of Fire in Northern Ontario, as well as certain other assets currently owned by Probe and which will be capitalized with approximately $15 million in cash. Goldcorp will own approximately 19.4% of New Probe following completion of the Arrangement.

The Arrangement has been approved by the boards of directors of Goldcorp and Probe and will be subject, among other things, to the favourable vote of 66⅔% of the Probe common shares voted at a special meeting of shareholders called to approve the transaction.

About Goldcorp Inc.

Goldcorp is one of the world's fastest growing gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the anticipated benefits of the acquisition of Probe to Goldcorp, the timing and anticipated receipt of regulatory and shareholder approvals for the Arrangement, the ability of the parties to satisfy the conditions of and to complete the Arrangement, the development of the Borden project, future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. In respect of the forward-looking statements concerning the anticipated completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement, Goldcorp has provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, shareholder and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, unforeseen delays in preparing meeting materials, inability to secure necessary shareholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk that the transaction may not close when planned or at all or on the terms and conditions set forth in the arrangement agreement; the failure to obtain the necessary shareholder, court, regulatory and other third party approvals required in order to proceed with the transaction; the benefits expected from the Arrangement not being realized; risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2013 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
www.goldcorp.com